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3.30.2004

04018002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 2 2004 MAIL PROCESSING SECTION WASH. D.C. 158

SEC FILE NUMBER
~~8-35853~~

8-49745

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FSP INVESTMENTS LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 EDGEWATER PLACE, SUITE 200
(No. and Street)

WAKEFIELD	MA	01880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GEORGE J. CARTER — (781) 246-4900
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

200 CLARENDON STREET	BOSTON	MA	02116
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, GEORGE J. CARTER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of FSP INVESTMENTS, LLC, as of DECEMBER 31, , 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

PRESIDENT

Title

Notary Public

CAROL B. HUNGER NOTARY PUBLIC COMMONWEALTH OF MASSACHUSETTS

My Commission Expires February 24, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplementary Information

FSP Investments LLC
Year ended December 31, 2003

FSP Investments LLC

Statement of Financial Condition and Supplementary Information

Year ended December 31, 2003

Contents

Ernst & Young
Ernst & Young LLP
200 Clarendon Street
Boston
Massachusetts 02116-5072
Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Report of Independent Auditors

To the Members of
FSP Investments LLC:

We have audited the accompanying statement of financial condition of FSP Investments LLC (the Company) as of December 31, 2003, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FSP Investments LLC at December 31, 2003, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

ERNST & YOUNG LLP

February 6, 2003

FSP Investments LLC

Statement of Financial Condition

December 31, 2003

Assets	
Current assets:	
Cash and cash equivalents	$3,090,659
Prepaid expenses and other assets	209,755
Total current assets	3,300,414
Fixed assets:	
Computers and office equipment	595,192
Furniture and fixtures	259,137
	854,329
Less accumulated depreciation	435,141
Fixed assets, net	419,188
Security deposits and other	31,670
Total assets	$3,751,272
Liabilities and members' equity	
Current liabilities:	
Accrued expenses:	
Income taxes payable	$ 45,629
Commissions and bonuses	1,544,305
Other	298,196
Total current liabilities	1,888,130
Members' equity	1,863,142
Total liabilities and members' equity	$3,751,272

See accompanying notes.

FSP Investments LLC

Statement of Income

Year ended December 31, 2003

Revenue:	
Syndication income	$14,630,625
Transaction fee income	1,416,701
Interest and other income	76,864
Total revenue	16,124,190
Expenses:	
Commissions	7,290,997
Salaries and payroll taxes	3,326,472
Rent	204,810
Employee benefits	371,494
Travel and entertainment	191,395
Office and administrative	257,234
Depreciation	56,157
Professional fees	73,912
Telephone and utilities	58,784
Maintenance and supplies	42,356
License and permits	36,880
Consulting	53,183
Insurance	5,021
Dues and subscriptions	8,661
Miscellaneous	15,930
Total operating expenses	11,993,286
Income before taxes	4,130,904
Income taxes	1,700,000
Net income	$ 2,430,904

See accompanying notes.

FSP Investments LLC

Statement of Changes in Members' Equity

Year ended December 31, 2003

Balance at December 31, 2002	$ 4,432,238
Distributions	(5,000,000)
Net income	2,430,904
Balance at December 31, 2003	$ 1,863,142

See accompanying notes.

FSP Investments LLC

Statement of Cash Flows

Year ended December 31, 2003

Operating activities	
Net income	$ 2,430,904
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	56,157
Changes in operating assets and liabilities:	
Prepaid expenses and other assets	(142,355)
Income taxes payable	(263,371)
Syndication expenses	(286,198)
Due to affiliate	
Commissions and bonuses	257,567
Other	198,469
Net cash provided by operating activities	2,251,173
Investing activity	
Purchase of fixed assets	(247,842)
Net cash used in investing activity	(247,842)
Financing activity	
Distributions to member	(5,000,000)
Net cash used in financing activities	(5,526,122)
Net decrease in cash and cash equivalents	(3,522,791)
Cash and cash equivalents at beginning of year	6,613,450
Cash and cash equivalents at end of year	$ 3,090,659
Supplemental disclosure of cash flow information	
Cash paid for:	
Taxes	$ 1,963,372

See accompanying notes.

FSP Investments LLC

Notes to Financial Statements

December 31, 2003

1. Organization

FSP Investments LLC (the Company) operates in a single facility located in Wakefield, Massachusetts. The Company was organized as a Massachusetts limited liability company pursuant to the Massachusetts Limited Liability Company Act, on September 16, 1996 and commenced operations on January 1, 1997. Prior to July 1, 2001 the Company was 99% owned by Franklin Street Properties Corp. (Franklin Street Partners Limited Partnership prior to January 1, 2002) (Franklin Street). Effective July 1, 2001, a wholly owned subsidiary of Franklin Street purchased the remaining 1% interest. In December 2001, the limited partners of Franklin Street approved the conversion of Franklin Street from a partnership into a corporation and the subsequent election to be taxed as a real estate investment trust (REIT). A merger of Franklin Street with and into a wholly owned subsidiary, Franklin Street Properties Corporation, accomplished the conversion, which was effective January 1, 2002. As part of the conversion into a REIT, the Company elected to be a taxable REIT subsidiary (TRS) and will incur income taxes at normal tax rates.

The Company provides real estate investment and broker/dealer services. These services include (i) the organization of corporate entities designed to qualify as a real estate investment trust (Sponsored REIT); (ii) the acquisition of real estate on behalf of the sponsored REIT; and (iii) the sale of private placement of preferred stock in Sponsored REITs.

The Company is a registered broker/dealer and its broker/dealer operations are limited to those described in Paragraph (a)(2) (vi) of Rule 15c3-1 of the Securities Exchange Act of 1934. Accordingly, the Company operates under the exemptive provisions of the Securities and Exchange Commission Rule 15c3-3(k)(2)(ii). The Company's principle source of revenue is providing real estate syndication and brokerage services to accredited investors as defined in Regulation D.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents.

2. Summary of Significant Accounting Policies (continued)

Concentration of Credit Risks

The Company maintains its cash balances in one bank. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. As of December 31, 2003, the uninsured portion of the cash and cash equivalent balances held at the bank was $2,990,659. The Company periodically assesses the financial condition of the institution and believes that the risk of loss is minimal.

Revenue Recognition

Syndication fees ranging from 6% to 8% of the gross offering proceeds from the sale of securities in Sponsored REITs are generally recognized upon an investor closing; at that time the Company has provided all required services, the fee is fixed and collected, and no further contingencies exist. Commission expense ranging from 3% to 4% of the gross offering proceeds is recorded in the period that the related syndication fee is earned. There is typically more than one investor closing in the syndication of a sponsored REIT.

Transaction fee income is generally recognized upon the final close of a Sponsored REIT. The final close is the last admittance of investors into a Sponsored REIT; at that time, required funds have been received from the investors, charges relating to the syndication have been paid or accrued, continuing investment and continuing involvement criteria have been met and legal and economic rights have been transferred. Third party transaction-related costs are deferred and later expensed to match revenue recognition. Internal expenses are expensed as incurred.

The Company follows the requirements for profit recognition as set forth by Statement of Financial Accounting Standards (SFAS) No. 66, *Accounting for Sales of Real Estate*, and Statement of Position 92-1, *Accounting for Real Estate Syndication Income.*

Allocation of Expenses

Certain expense allocations have been made between Franklin Street and the Company in an effort to reflect the results of the Company's operations as if the Company operated independently as a nonaffiliated entity of Franklin Street. In the opinion of management, the methods for allocating expenses were reasonable. It is not practicable to estimate additional costs that would have been incurred by the Company as a separate entity.

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The Company prepares financial statements in conformity with accounting principles generally accepted in the United States of America. These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fixed Assets

Fixed assets are recorded at cost. Expenditures for maintenance, repairs and renewals are charged to expenses; major improvements are capitalized. Depreciation is recorded on the straight-line method over the assets' estimated useful lives ranging from 3 to 5 years.

Income Taxes

The Company has elected to become a taxable REIT subsidiary and will likely incur income taxes at normal corporate rates in the future.

Tax Components

The income tax expense reflected in the statement of income differs from the amounts computed by applying the federal statutory rate of 35% to income before taxes as follows:

	For the year ended December 31, 2003
	(in thousands)
Federal income tax expense at statutory rate	$1,446
Increase (decrease) in taxes resulting from:	
State income taxes, net of federal impact	254
Taxes on income	$1,700

No deferred income taxes were provided as there were no material temporary differences between the financial reporting basis and the tax basis of the Company.

3. Regulatory Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company's net capital was $1,202,517 and the required net capital was $125,938. The Company's ratio of aggregate indebtedness to net capital at December 31, 2003 was 1.57 to 1.

4. Related Party Transactions

The Company acts as the real estate acquisition advisor and broker/dealer for several related party Sponsored REITs, in which Franklin Street, the Company's member, is the common stockholder. The Company earned syndication and transaction fee income from the Sponsored REITs totaling $16,047,326 for the year ended December 31, 2003.

5. Lease Obligation

The Company leases its corporate office space under an operating lease that was amended in 2003. The lease includes a base annual rent and additional rent for the Company's share of taxes and operating costs.

The lease provides for fixed step rent increases and the rental expense is recognized on the straight-line basis over the related lease term while billings to the Company are based on required minimum rentals in accordance with the lease agreement. The expense recognized in excess of amounts billed to the Company is $18,488 at December 31, 2003.

Future minimum lease payments are as follows:

2004	$ 289,182
2005	295,465
2006	301,748
2007	308,032
2008 and thereafter	181,824
	$1,376,251

6. Retirement Plan

The Company has a retirement savings plan for eligible employees. Under the plan, the Company matches participant contributions up to $8,000 annually per participant. The Company's total contribution under the plan amounted to $127,890 for the year ended December 31, 2003.

Supplemental Information

FSP Investments LLC

Computation of Net Capital and Aggregate Indebtedness
Under Rule 15c301 of the Securities and Exchange Commission

Year ended December 31, 2003

Total members' equity from statement of financial condition	$1,863,142
Deductions:	
Nonallowable assets from statement of financial condition:	
Prepaid expenses and other assets	(209,755)
Fixed assets, net	(419,188)
Security deposits and other	(31,670)
Net capital	$1,202,529

Computation of basic net capital requirement

Minimum net capital required, 6 2/3% of $1,888,130 pursuant to Rule 15c3-1	$ 125,938
Minimum dollar net capital requirement for broker/dealer	$ 5,000
Net capital requirement	$ 125,938
Excess net capital	$1,076,579
Computation of aggregate indebtedness:	
Total liabilities from statement of financial condition	$1,888,130
Ratio of aggregate indebtedness to net capital	1.57 to 1

Statement pursuant to Rule17a-5 (d)(4)
A reconciliation of the Company's computation of capital as reported in the unaudited Part II-A of Form X-17A-5 is attached.

FSP Investments LLC

Reconciliation of Net Capital Pursuant to Rule 15c3-1
(X-17A-5)

December 31, 2003

Schedule 1

	Focus Report Part IIA Quarter ended December 31, 2003	Adjustments		Annual Financial Statements at December 31, 2003
Computation of net capital				
Total members' equity from statement of financial condition	$1,912,294	$ (49,152)	(a)	$1,863,142
Deductions and/or charges:				
Total nonallowable assets from statement of financial condition	321,575	(111,820)	(c)	209,755
Fixed assets, net	419,188	-		419,188
Security deposits and other	-	31,670	(b)	31,670
Total deductions	740,763	(80,150)		660,613
Net capital	$1,171,531	$ 30,998		$1,202,529

(a) Adjustment of allocated expenses.
(b) Included in nonallowable assets in Focus report.
(c) Consists of the adjustment to allocated expenses (a) security deposits and other (b) and financial statement presentation adjustments.

ERNST & YOUNG

Ernst & Young LLP
200 Clarendon Street
Boston
Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Report on Internal Control Required by SEC Rule 17a-5 Claiming an Exemption from SEC Rule 15c3-3

To the Member of
FSP Investments LLC:

In planning and performing our audit of the financial statements and supplemental schedule of FSP Investments LLC (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for

which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's member, management, the SEC, NASD and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 6, 2004